# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: RYVYL Inc., CIK 0001419275
CUSIP: 39366L307
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 3131 Camino Del Rio North, Suite 1400, San Diego, California (CA), 92108
Date of event which requires filing of this statement: 04/09/2026
Amends the filing with accession number 0001493152-25-024917
Filed by CIK 0002073859
Persons authorized to receive notices and communications: S8 Global Fintech Regtech Fund, 2C Parc D'Activites, Capellen, Luxembourg (N4), 8308, 44 20 7100 5553

## Reporting persons
- S8 Global Fintech & Regtech Fund (CIK 0002073859): type of reporting person: other (OO); citizenship or place of organization: Luxembourg (N4); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: RYVYL Inc.
Address of issuer's principal executive offices: 3131 Camino Del Rio North, Suite 1400, San Diego, California (CA), 92108
Comment: This Amendment No. 2 to the Schedule 13D supplements and amends the Schedule 13D originally filed by S8 Global Fintech & Regtech Fund (Luxembourg) (the "Reporting Person") with the Securities and Exchange Commission on June 27, 2025, as subsequently amended.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is hereby amended and restated as follows: As of April 9, 2026, the Reporting Person sold 102,995 shares of the Issuer's common stock, representing all shares of the Issuer's common stock then owned by the Reporting Person, in a private transaction. Accordingly, as of April 9, 2026, the Reporting Person owns no shares of common stock of the Issuer. The Reporting Person does not currently have any plans or proposals that relate to or would result in any of the matters described in Item 4(a)-(j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Item 5(a) is amended and restated as follows: As of April 9, 2026, the Reporting Person beneficially owns no shares of common stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) is amended and restated as follows: As of April 9, 2026, the Reporting Person does not have sole or shared power to vote, or direct to vote, or sole or shared power to dispose, or direct the disposition of, in respect to any shares of the Issuer's common stock.
Transactions in the class effected during the past sixty days: Item 5(c) is amended to include the following: On April 9, 2026, the Reporting Person disposed of 102,995 shares of the Issuer's common stock, representing all shares of the Issuer's common stock then owned by the Reporting Person.

## Signatures
- S8 Global Fintech & Regtech Fund: /s/ Geraldine Gantenbein, Geraldine Gantenbein, Manager (04/15/2026)